Exhibit 1.1

PRESS RELEASE

Magic Delivers Record-Breaking Revenues of $66 Million for the Third Quarter of 2017 with 21% Year over Year Growth

Operating income for the third quarter increased 19% year over year to $7.1 million; Non-GAAP operating income increased 17% year over year to a record-breaking $9.1 million

Or Yehuda, Israel, November 14, 2017 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development solutions and IT consulting services, announced today its financial results for the third quarter and first nine months of 2017.

Financial Highlights for the Third Quarter Ended September 30, 2017

•	Revenues for the third quarter increased 21% to $65.7 million compared to $54.5 million in the same period last year.

•	Operating income for the third quarter increased 19% to $7.1 million compared to $6.0 million in the same period last year. Non-GAAP operating income for the third quarter increased 17% to $9.1 million compared to $7.7 million in the same period last year.

•	Net income attributable to Magic’s shareholders for the third quarter decreased 5% to $3.8 million, or $0.09 per fully diluted share, compared to $4.0 million, or $0.09 per fully diluted share in the same period last year. Non-GAAP net income attributable to Magic’s shareholders for the third quarter decreased 2% to $5.2 million, or $0.12 per fully diluted share, compared to $5.3 million, or $0.12 per fully diluted share, in the same period last year.

Financial Highlights for the Nine-Month Period Ended September 30, 2017

•	Revenues for the first nine months of 2017 increased 31% to $191.9 million compared to $146.5 million in the same period last year.

•	Operating income for the first nine months increased 19% to $19.8 million compared to $16.5 million in the same period last year. Non-GAAP operating income for the first nine months of 2017 increased 26% to $26.4 million compared to $20.9 million in the same period last year.

•	Net income attributable to Magic’s shareholders for the first nine months of 2017 decreased 1% to $11.6 million, or $0.26 per fully diluted share, compared to $11.8 million, or $0.27 per fully diluted share in the same period last year. Non-GAAP net income attributable to Magic’s shareholders for the first nine months of 2017 increased 9% to $16.7 million, or $0.38 per fully diluted share, compared to $15.3 million, or $0.34 per fully diluted share, in the same period last year.

•	Cash flow from operating activities for the first nine months of 2017 amounted to $17.8 million.

•	As of September 30, 2017, our net cash, cash equivalents, short-term bank deposits and available-for-sale marketable securities, offset by financial liabilities, amounted to $46.5 million.

•	Due to better visibility, the Company is narrowing the expected range of its revenue guidance for 2017. Full year 2017 revenue is expected to be in the range of $250 million to $255 million, up from prior guidance of $245 million to $255 million, reflecting a revised annual growth rate of 24%-26%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said: “We are pleased to report another quarter with solid year-over-year growth and profitability powered by strong demand across our entire portfolio.”

“As we continue to invest in our products and services to enable customers to benefit from the latest technologies, we are confident that our ever-evolving portfolio, now including our new Magic xpc iPaaS platform, provides both the solutions and services needed by enterprises to succeed in today’s digital marketplace. As we see our growth trend successfully moving forward, we remain excited about our market opportunity.”

Conference Call Details

Magic’s management will host a conference call on Tuesday, November 14, at 10:00 am Eastern Standard Time (7:00 am Pacific Standard Time, 17:00 Israel Standard Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-281-1167

UK: 0-800-917-9141

ISRAEL: 03-918-0644

ALL OTHERS: +972-3-918-0644

For those unable to join the live call, a replay of the call will be available for at least three months, under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expenses;

•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

•	Increase in valuation of contingent consideration related to acquisitions;

•	Increase in value of put options of redeemable non-controlling interests.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Shefi Yemini, IR Representative

Magic Software Enterprises

syemini@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited
Revenues	$65,661	$54,475	$191,901	$146,505
Cost of Revenues	44,327	35,726	130,106	96,104
Gross profit	21,334	18,749	61,795	50,401
Research and development, net	1,669	1,571	5,192	4,046
Selling, marketing and general and administrative expenses	12,569	11,213	36,828	29,806
Total operating costs and expenses	14,238	12,784	42,020	33,852
Operating income	7,096	5,965	19,775	16,549
Financial income (expenses), net	(343)	(136)	(1,165)	101
Income before taxes on income	6,753	5,829	18,610	16,650
Taxes on income	2,133	1,044	4,967	3,300
Net income	$4,620	$4,785	$13,643	$13,350
Net income attributable to redeemable non-controlling interests	(772)	(706)	(1,644)	(1,343)
Net income attributable to non-controlling interests	(49)	(74)	(353)	(226)
Net income attributable to Magic’s shareholders	$3,799	$4,005	$11,646	$11,781

Net earnings per share
Basic	$0.09	$0.09	$0.26	$0.27
Diluted	$0.09	$0.09	$0.26	$0.27

Weighted average number of shares used in computing net earnings per share

Basic	44,450	44,350	44,423	44,344

Diluted	44,609	44,530	44,587	44,511

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share amounts)

	Three months ended				Nine months ended
	September 30,				September 30,
	2017		2016		2017		2016
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$65,661	100%	$54,475	100%	$191,901	100%	$146,505	100%
Gross profit	22,794	34.7%	20,099	36.9%	66,429	34.6%	54,257	37.0%
Operating income	9,069	13.8%	7,735	14.2%	26,428	13.8%	20,941	14.3%
Net income attributable to Magic’s shareholders	5,227	8.0%	5,332	9.8%	16,705	8.7%	15,337	10.5%

Basic earnings per share	$0.12		$0.12		$0.38		$0.35
Diluted earnings per share	$0.12		$0.12		$0.38		$0.34

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

GAAP gross profit	$21,334	$18,749	$61,795	$50,401
Amortization of capitalized software and acquired technology	1,307	1,169	4,142	3,277
Amortization of other intangible assets	152	178	486	567
Stock-based compensation	1	3	6	12
Non-GAAP gross profit	$22,794	$20,099	$66,429	$54,257

GAAP operating income	$7,096	$5,965	$19,775	$16,549
Gross profit adjustments	1,460	1,350	4,634	3,856
Amortization of other intangible assets	1,698	1,570	4,876	3,795
Increase (decrease) in valuation of contingent consideration related to acquisitions	(380)	-	64	-
Capitalization of software development	(813)	(1,169)	(2,953)	(3,377)
Stock-based compensation	8	19	32	118
Non-GAAP operating income	$9,069	$7,735	$26,428	$20,941

GAAP net income attributable to Magic’s shareholders	$3,799	$4,005	$11,646	$11,781
Operating income adjustments	1,973	1,770	6,653	4,392
Amortization expenses attributed to redeemable non-controlling interests	(627)	(325)	(1,392)	(583)
Deferred taxes on the above items	82	(118)	(202)	(253)
Non-GAAP net income attributable to Magic’s shareholders	$5,227	$5,332	$16,705	$15,337

Non-GAAP basic net earnings per share	$0.12	$0.12	$0.38	$0.35
Weighted average number of shares used in computing basic net earnings per share	44,450	44,350	44,423	44,344

Non-GAAP diluted net earnings per share	$0.12	$0.12	$0.38	$0.34
Weighted average number of shares used in computing diluted net earnings per share	44,610	44,535	44,589	44,514

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2017	2016
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,174	$75,314
Short-term bank deposits	26	2
Available-for-sale marketable securities	11,766	12,506
Trade receivables, net	77,176	62,047
Other accounts receivable and prepaid expenses	7,984	8,487
Total current assets	174,126	158,356

LONG-TERM RECEIVABLES:
Severance pay fund	2,837	2,568
Long-term deferred tax assets	3,755	3,548
Other long-term receivables	3,156	1,680
Total long-term receivables	9,748	7,796

PROPERTY AND EQUIPMENT, NET	3,506	3,065
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	147,204	147,182

TOTAL ASSETS	$334,584	$316,399

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$9,734	$5,645
Trade payables	8,020	8,393
Accrued expenses and other accounts payable	22,605	20,290
Liabilities due to acquisition activities	3,040	6,478
Deferred revenues	7,019	3,882
Total current liabilities	50,418	44,688

NON-CURRENT LIABILITIES:
Long-term debt	32,697	29,756
Long-term deferred tax liability	12,388	12,494
Liabilities due to acquisition activities	978	3,379
Accrued severance pay	3,752	3,443
Total non-current liabilities	49,815	49,072

REDEEMABLE NON-CONTROLLING INTERESTS	28,981	25,998

EQUITY:
Magic Software Enterprises equity	205,114	196,218
Non-controlling interests	256	423
Total equity	205,370	196,641

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$334,584	$316,399

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Nine months ended
	September 30,
	2017	2016
	Unaudited

Cash flows from operating activities:

Net income	$13,643	$13,350
Adjustments to reconcile net income from operations to net cash provided by operating activities:
Depreciation and amortization	10,308	8,456
Stock-based compensation	39	131
Amortization of marketable securities premium and accretion of discount	154	173
Gains reclassified into earnings from marketable securities	416	-
Increase in trade receivables, net	(11,568)	(1,542)
Increase in other long-term and short-term accounts receivable and prepaid expenses	(1,279)	(306)
Decrease in trade payables	(535)	(676)
Change in value of loans and deposits, net	3,068	-
Increase (decrease) in accrued expenses and other accounts payable	1,083	(875)
Increase in deferred revenues	2,658	2,897
Change in deferred taxes, net	(198)	225
Net cash provided by operating activities	17,789	21,833

Cash flows from investing activities:

Capitalized software development costs	(2,953)	(3,377)
Purchase of property and equipment	(1,177)	(734)
Cash paid in conjunction with acquisitions, net of acquired cash	(5,819)	(25,719)
Proceeds from maturity of marketable securities	3,225	1,643
Investment in marketable securities	(2,589)	(2,234)
Proceeds from short-term bank deposits	-	5,904
Repayment of short-term loan granted to a related-party	1,183	-
Change in loans to employees and other deposits, net	-	(49)
Investment in short-term bank deposit	(26)	(5,802)
Net cash used in investing activities	(8,156)	(30,368)

Cash flows from financing activities:

Proceeds from exercise of options by employees	427	40
Dividend paid	(9,360)	(7,747)
Dividend paid to non-controlling interests in subsidiaries	(536)	(358)
Dividend paid to redeemable non-controlling interests in subsidiaries	(2,886)	-
Purchase of non-controlling interest	-	(352)
Change in Short-term and long-term loan from banks, net	3,419	1,003
Net cash used in financing activities	(8,936)	(7,414)

Effect of exchange rate changes on cash and cash equivalents	1,163	(306)

Increase (decrease) in cash and cash equivalents	1,860	(16,255)
Cash and cash equivalents at the beginning of the year	75,314	62,188
Cash and cash equivalents at the end of the period	$77,174	$45,933